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                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                              REUTER MANUFACTURING, INC.
                              --------------------------
                                    (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                      393070107
                                      ---------
                                    (CUSIP Number)

                                   James W. Taylor
                                   719 Lenape Trail
                             Westfield, New Jersey  07090
                                    (908) 232-6662
                                     -------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    April 18, 1997
               (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box:  /   /

Check the following box if a fee is being paid with this statement:  /   /

                                 Page 1 of 5 Pages

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                                    SCHEDULE 13D
CUSIP No. 393070107
------------------------------------------------------------------------------

1)      NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.
        OFABOVE PERSON

         James W. Taylor
         ###-##-####
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2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   //
                                                                (b)   //

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3)      SEC USE ONLY


-------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

        PF, OO (See item 4 for explanation)

-------------------------------------------------------------------------------
5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                            //

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6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

-------------------------------------------------------------------------------
                         7)   SOLE VOTING POWER

                         255,496

                         ------------------------------------------------------
NUMBER OF                8)   SHARED VOTING POWER
SHARES BENEFICIALLY
OWNED BY EACH                 ---- ----
REPORTING PERSON
WITH                     9)   SOLE DISPOSITIVE POWER

                         255,496
                         ------------------------------------------------------
                         10)   SHARED DISPOSITIVE POWER

                         ---- ----
-------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         255,496
-------------------------------------------------------------------------------
12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

-------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.2%
-------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON

         IN
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                                  Page 2 of 5 Pages
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                                     SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

    This Amendment No. 1 to Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.1875 par value (the "Common Stock"), of Reuter Manufacturing, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 410 Eleventh Avenue South, Hopkins, Minnesota 55343. The Statement discloses the acquisition of an additional 17,896 shares of Common Stock of the Company by Mr. Taylor as described in Item 4.

ITEM 2.       IDENTITY AND BACKGROUND.

      (a)  This statement is filed by James W. Taylor.

      (b) The residence address of Mr. Taylor is 719 Lenape Trail, Westfield, New Jersey 07090.

      (c) Mr. Taylor is President and Chief Executive Officer of the Company and also is President of Taylor Consultants, Inc., a management and financial consulting firm.

      (d) Mr. Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Taylor was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respectto such laws.

      (f)  Mr. Taylor is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    A total of 17,896 shares of Common Stock were acquired as described in item 4 below. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed.

ITEM 4.       PURPOSE OF TRANSACTION.

    The Company and Sanwa Business Credit Corporation ("Sanwa") entered into a Standstill Agreement (the "Standstill Agreement") with James W. Taylor, the President and CEO of the Company, under which Mr. Taylor agreed not to, directly or indirectly, acquire, dispose of any stock of the Company, or exercise any option or other right to acquire any capital stock or options of the Company. In connection with the Standstill Agreement, the Company agreed to pay Mr. Taylor under a predetermined formula, based on the increases in the market value of shares of Common Stock of the Company that he holds and was unable to trade due to the Standstill Agreement (the "Compensation Agreement"). The Company's obligation to compensate Mr. Taylor under the Compensation Agreement was determined upon the closing of certain transactions with Sanwa, which resulted in, among other things, termination of the Standstill Agreement. The Company is obligated to pay Mr. Taylor $110,588; of such amount $50,189 was paid in cash and the balance of $60,399 was paid with 17,896 shares of

                              Page 3 of 5 Pages
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Common Stock based on the price of the Company's Common Stock of $3.375 per share at March 31, 1996.

    Other than as to matters which Mr. Taylor, as a director of the Company, may consider and discuss with other board members from time to time, Mr. Taylor does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the exercise of options currently held by Mr. Taylor) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

    (a) Mr. Taylor is the beneficial owner of 255,496 shares of Common Stock, or approximately 5.2% of the current outstanding shares of Common Stock. An aggregate of 139,000 of such shares are subject to options that are currently exercisable. Mr. Taylor owns options covering an additional 4,000 shares of Common Stock that are not exercisable within the next 60 days.

    (b) Mr. Taylor possesses sole voting and investment power with respect to the shares of Common Stock reported in this statement.

    (c) Except as described in Item 4 above, Mr. Taylor has not engaged in any transactions in shares of Common Stock during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

         TO SECURITIES OF THE COMPANY.

    Except for the Agreement described in Item 4 above and outstanding options to purchase Common Stock; Mr. Taylor is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Standstill Agreement dated December 31, 1995, by and among James W. Taylor, the Company and Sanwa Business Credit Corporation. Incorporated by reference to Exhibit 2.9 to the Company's Report on Form 8-K, dated January 24, 1996 (File No. 0-1561).

                                  Page 4 of 5 Pages

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                                      SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    /s/ James W. Taylor
                                  ------------------------------------------
June 12, 1997                     James W. Taylor


                               Page 5 of 5 Pages